SunAmerica Asset Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

April 30, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc. (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 74 to Registration Statement on Form N-1A
Securities Act File No. 333-11283
Investment Company Act File No. 811-07797

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on March 27, 2014 regarding Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 74 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”) filed on February 14, 2014. The Registration Statement contains the Prospectus and Statement of Additional Information (“SAI”) for the SunAmerica Select Dividend Growth Portfolio and the Focused Dividend Strategy II Portfolio (each a “Portfolio,” and collectively, the “Portfolios”), each a new series of the Registrant.1

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

I.	Prospectus

Comment 1:	Please delete the footnote (1) to each fee table in the sections captioned “Portfolio Highlights – Fees and Expenses of the Portfolio” as it is neither permitted nor required by Item 3 of Form N-1A. See General Instruction C.3.(b) to Form N-1A.

Response:	The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their fee tables.[2] In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential charges to which they may become subject as a result of an investment in the Portfolios. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a CDSC. Please also note that similar disclosure is included elsewhere in the Prospectus in accordance with Item 12(a) of Form N-1A.

[1]	The Focused Dividend Strategy II Portfolio is not expected to commence operations upon the effective date of the Registration Statement.
[2]	See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 30, 2013
(http://www.sec.gov/Archives/edgar/data/1097293/000119312513487723/d602857d 485bpos.htm).

James O’Connor, Esq.

April 30, 2014

Comment 2:	Please confirm that the Board of Directors of the Registrant (the “Board”) has no intention of terminating the Expense Limitation Agreement with respect to the Portfolios within a year of the effective date of the Registration Statement.

Response:	The Registrant confirms that the Board has no present intention of terminating the Expense Limitation Agreement with respect to the Portfolios within a year of the effective date of the Registration Statement.

Comment 3:	In the section captioned “Portfolio Highlights: SunAmerica Select Dividend Growth Portfolio – Principal Investment Strategies and Techniques of the Portfolio,” please clarify how the Portfolio chooses between growth and value oriented stocks. Specifically, please state whether the adviser may invest the Portfolio’s assets entirely in either growth or value oriented stocks or whether the adviser maintains a balance between growth and value stocks.

Response:	The Registrant believes that the current disclosure accurately describes the Portfolio’s blended approach to selecting stocks, i.e., on the basis of both value and growth criteria.

Comment 4:	Please confirm supplementally whether the Portfolios intend to concentrate their investments in any particular industry and whether the Portfolios are diversified.

Response:	As disclosed in the SAI, each Portfolio does not intend to concentrate its investments in any particular industry and each Portfolio is “diversified,” as that term is defined in the 1940 Act.

Comment 5:	The first sentence in the section captioned “Portfolio Highlights: SunAmerica Select Dividend Growth Portfolio – Principal Risks of Investing in the Portfolio – Stock Market Volatility and Securities Selection” states that the Portfolio invests “primarily in equity securities.” Please clarify that since the Portfolio chooses investments from the Russell 1000® Index, the Portfolio will invest entirely in common stocks.

Response:	The Registrant notes that the Russell 1000® Index may, now or in the future, contain equity securities other than common stocks although the Portfolio generally expects to invest almost exclusively in common stocks due to the predominance of common stocks (compared to other types of equity securities) in the Russell 1000® Index. Accordingly, the Registrant has not made the requested change.

Comment 6:	The last sentence under the sections captioned “Portfolio Highlights – Principal Risks of Investing in the Portfolio – Disciplined Strategy” states that the Portfolios generally will not use certain techniques to reduce stock market exposure such as derivatives. Please clarify whether this statement means only that the Portfolios will not use derivatives for hedging purposes and whether the Portfolios may use derivatives for any other purpose.

Response:	The Registrant confirms that the Portfolios do not presently intend to use derivatives for hedging purposes and has added disclosure to the above-referenced risk factor clarifying that the Portfolios do not intend to use derivatives for such purposes. The Registrant notes that the Portfolios may use derivatives, such as index futures contracts, as part of efficient portfolio management (e.g., to increase investment exposure pending investment of cash).

Comment 7:	Please explain the use of the term “select” in the name of the SunAmerica Select Dividend Strategy Portfolio, and the use of the term “focused” in the name of the Focused Dividend Strategy II Portfolio.

James O’Connor, Esq.

April 30, 2014

Response:	The purpose of the terms “select” and “focused” in the names of the respective Portfolios is to indicate the limited number of securities in which each Portfolio intends to invest (i.e., up to 40 securities in the case of the SunAmerica Select Dividend Strategy Portfolio and up to 30 securities in the case of the Focused Dividend Strategy II Portfolio).

Comment 8:	Please define the term “broader market” as used in the first sentence of the second paragraph of the section captioned “Portfolio Highlights: Focused Dividend Strategy II Portfolio – Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate. As described in the following paragraph, in addition to selecting stocks from the Dow Jones Industrial Average, the Portfolio may select stocks from the Russell 1000® Index.

Comment 9:	The second paragraph of the section “Portfolio Highlights: Focused Dividend Strategy II Portfolio – Principal Investment Strategies and Techniques of the Portfolio” states that at least 80% of the Portfolio’s net assets will be invested in “dividend yielding equity securities.” Please define the term “equity securities” and specifically list all of the kinds of equity securities in which the Portfolio intends to invest. See Item 4(a) of Form N-1A.

Response:	The term “equity securities” is defined in the section of the Prospectus captioned “Glossary.”

Comment 10:	The third paragraph of the section captioned “Portfolio Highlights: Focused Dividend Strategy II Portfolio – Principal Investment Strategies and Techniques of the Portfolio” states that the Portfolio’s holdings will be selected from the constituents of the Dow Jones Industrial Average and the Russell 1000® Index. The paragraph also states that selections for the Portfolio may include securities of foreign issuers. These two statements appear to be inconsistent. Please explain.

Response:	The Registrant confirms that the Portfolio does not presently intend to invest in foreign securities. The disclosure regarding foreign securities has been removed from the Prospectus and included in the SAI because the Portfolio might hold foreign securities in the future.

Comment 11:	Please describe the risks of investing in foreign stocks.

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate. Please see the Registrant’s response to Comment 10.

Comment 12:	If investing in futures contracts is a principal investment strategy of a Portfolio, please specifically disclose such strategy, along with attended risks, in the Prospectus. If investing in futures is a non-principal strategy of a Portfolio, the strategy and its risks should be discussed in the SAI. See Item 9 of Form N-1A. See also the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response:	The Registrant has included in response to Item 9 of Form N-1A disclosure about principal strategies and risks and certain significant, non-principal strategies and risks of the respective Portfolios. Each Portfolio’s non-principal strategies include the use of futures, as disclosed in the section captioned “More Information About the Portfolios.” As a result, futures risk is a non-principal risk for each Portfolio. See the section of the Prospectus captioned “Glossary – Futures Contracts” for a description of the risks associated with investing in futures contracts. The Registrant has considered the Staff observations concerning derivatives disclosure set forth in the ICI Letter and believes that the applicable disclosure for each Portfolio is consistent with such guidance.

James O’Connor, Esq.

April 30, 2014

Comment 13:	The Staff notes that the Portfolios may invest in exchange-traded funds (“ETFs”). Please explain why there is no Acquired Fund Fees and Expenses (“AFFE”) entry in their respective fee tables. See Item 3, Instruction 3(f)(i), of Form N-1A.

Response:	The Portfolios may invest in ETFs but do not anticipate incurring AFFE in excess of 0.01% of their respective average net assets.

Comment 14:	Please identify the no-action letter or other precedent upon which the Focused Dividend Strategy II Portfolio is relying to present the performance of the predecessor fund and describe how the Portfolio’s use of the performance of the predecessor fund complies with the criteria and conditions set forth in the no-action letter or precedent. Please confirm that there are no material differences in the objectives, policies and strategies of the predecessor fund. Please confirm that the performance includes all accounts that are substantially similar to the Portfolio, or if any accounts are excluded, please confirm that the exclusion of these accounts would not cause the composite performance to be misleading.

Response:	In Nicholas-Applegate Mutual Funds (Aug. 6, 1996), the Staff agreed not to recommend enforcement action to the SEC under Section 34(b) of the 1940 Act or Section 206 of the Investment Advisers Act of 1940 where a registered investment company includes in its prospectus performance information regarding accounts with substantially similar investment objectives, policies, and strategies managed by such company’s investment adviser (“SMAs”) provided that the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus. In providing the no-action relief, the Staff relied on representations that (1) there would be prominent disclosure that the performance of the SMAs does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (2) the SMAs’ performance information would be presented no more prominently than the fund’s performance; (3) the SMAs’ performance would be compared to an appropriate securities index, and (4) the prospectus specifically would disclose that SMAs are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the SMAs. See also GE Funds (Feb. 7, 1997) (representation that the prospectus will specifically and prominently disclose that the fund does not yet have its own performance record and the performance record of the SMA should not be considered a substitute for the fund’s own performance information).

The Registrant confirms that there are no material differences in the objectives, policies and strategies of the predecessor fund, the Focused Dividend Strategy Portfolio, a series of the Registrant. The Registrant further confirms that the exclusion of other accounts substantially similar to the Portfolio do not cause the composite performance to be misleading. The disclosure under the section captioned “Prior Performance of Similarly Managed Fund” is consistent with each of the representations made in Nicholas-Applegate.

II. Statement of Additional Information

Comment 15:	Please ensure the SAI disclosure addresses the SunAmerica Select Dividend Growth Portfolio and Focused Dividend Strategy II Portfolio as appropriate.

Response:	The SAI disclosure has been updated as appropriate.

Comment 16:	The section captioned “Investment Objectives and Policies – Investment in Small, Unseasoned Companies” states that each Portfolio may invest in the securities of small companies. Please explain this statement since the Portfolios select their investments from indices that consist of large-cap issuers.

James O’Connor, Esq.

April 30, 2014

Response:	The section has been revised to clarify that it is not applicable to the Portfolios.

Comment 17:	The section captioned “Investment Objectives and Policies – Foreign Securities” states that each Portfolio may invest in securities of foreign issuers in the form of American Depositary Receipts (“ADRs”), among other kinds of securities. Please explain this statement since the disclosure in the Prospectus indicates that the Portfolios will invest only in the constituents of the Dow Jones Industrial Average and/or the Russell 1000® Index, as applicable.

Response:	Please see the Registrant’s response to Comment 10.

Comment 18:	The section “Investment Objectives and Policies – Investment Companies” states that the Portfolios may invest in passive foreign investment companies (“PFICs”). Please explain this statement since the disclosure in the Prospectus indicates that the Portfolios will invest only in the constituents of the Dow Jones Industrial Average and/or the Russell 1000® Index, as applicable.

Response:	Please see the Registrant’s response to Comment 10.

Comment 19:	Please confirm that the Registrant considers an asset liquid only if the asset may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a Portfolio has valued the asset. See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 186121 (March 20. 1992).

Response:	The Registrant confirms that it considers an asset liquid only if the asset may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a Portfolio has valued the asset.

Comment 20:	Please clarify whether the Portfolios have elected to be treated as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”).

Response:	The Registrant confirms that the Portfolios have elected to be treated as RICs under the Code.

Comment 21:	The section captioned “Investment Objectives and Policies – Futures Contracts and Options on Futures Contracts – Futures Contracts” states that the Portfolios may purchase and sell foreign currency futures contracts for hedging to attempt to protect investments from fluctuations in currency exchange rates. The Staff notes that this statement may be inaccurate with respect to the Portfolios since the disclosure in the Prospectus states that the Portfolios will not hedge using derivatives. Please clarify.

Response:	The disclosure regarding currency hedging has been made inapplicable to the Portfolios.

Comment 22:	The section captioned “Investment Objectives and Policies — Other Derivatives Strategies” states that each Portfolio may employ strategies that are not presently contemplated. Please confirm that all of the derivatives strategies that the Portfolios use will be appropriately disclosed in the Prospectus or SAI.

Response:	The Registrant confirms that the derivatives strategies that the Portfolios may employ in the future will be adequately disclosed prior to their use.

Comment 23:	The section captioned “Investment Objectives and Policies — Borrowing and Leverage” states that if the value of a Portfolio’s assets fails to meet the 300% asset coverage requirement under Section 18(f)(1) of the 1940 Act, the Portfolio will reduce its bank debt to the extent necessary to meet such requirement within three business days. Section 18(f)(1) requires registered investment companies to reduce the amount of its borrowings within three days exclusive of Sundays and holidays. Please revise the disclosure accordingly.

James O’Connor, Esq.

April 30, 2014

Response:	The requested changes have been made.

Comment 24:	The Staff has taken the position that derivatives and certain other investments or transactions will not be considered “senior securities” subject to the restrictions of Section 18 of the 1940 Act if a fund segregates liquid and unencumbered assets equal to its obligations under these transactions, or otherwise “covers” these obligations by entering into offsetting transactions. Please describe the Registrant’s asset segregation policies with respect to both “physically settled” and “cash settled” derivatives.

Response:	The section captioned “Investment Objectives and Policies — Limitations on Entering into Futures and Options on Futures” discusses the Portfolio’s asset segregation policies for the derivatives in which the Portfolios may invest – futures and options on futures.

Comment 25:	In the section captioned “Fundamental and Non-Fundamental Policies Applicable to the Dividend Strategy Portfolio and Strategic Value Portfolio,” please revise policy no. 1 to state “net assets” instead of “total assets.”

Response:	The Registrant respectfully declines to make this change, as shareholder approval is required for changes to fundamental policies. In addition, the SEC has made various statements regarding concentration, including that concentration is deemed to be 25% or more of the value of a fund’s “total assets” or “assets” in a particular industry. See, e.g., Registration Form Used by Open-End Management Investment Companies; Guidelines, Investment Company Act Release No. 13436 (Aug. 12, 1983).

Comment 26:	Please clarify that the Portfolios’ repurchase agreements, loans of portfolio securities and pledging of assets will be made consistent with the 1940 Act and applicable SEC and Staff guidance.

Response:	The Registrant acknowledges and confirms that the Portfolios’ repurchase agreements, loans of portfolio securities and pledging of assets will be made consistent with the 1940 Act and applicable SEC and Staff guidance.

Comment 27:	Other than certain permitted bank borrowings, Section 18(f) prohibits a Fund from issuing any “senior security” as defined in Section 18(g) of the 1940 Act. In Release 10666 and subsequent no-action letters, the Commission and the Staff have taken the position that the issue of senior security status will not be raised with respect to reverse repurchase agreements, dollar rolls, and certain other derivatives transactions provided certain asset segregation requirements are met. Please disclose how the Registrant will avoid senior security status with respect to its investments in these securities.

Response:	The Registrant acknowledges and confirms that any investments or transactions involving senior securities in the context of Section 18 of the 1940 Act need to be made consistent with the requirements of the 1940 Act and applicable SEC guidance. However, the Registrant does not believe that it is necessary to explicitly state in the SAI how the Portfolios will comply with the Staff’s asset segregation requirements.

Comment 28:	In the section captioned “Fundamental and Non-Fundamental Policies Applicable to the Dividend Strategy Portfolio and Strategic Value Portfolio,” please clarify in policy no. 10 that the Registrant’s borrowings in excess of 5% of total assets for temporary purposes and all of the Registrant’s borrowings for “emergency purposes” that are not “temporary” must be from banks and will be subject to the 300% asset coverage requirement of Section 18(f)(1).

Response:	The Registrant notes that the Statement of Additional Information does not relate to the Dividend Strategy and Strategic Value Portfolios.

James O’Connor, Esq.

April 30, 2014

Comment 29:	In the section captioned “Fundamental and Non-Fundamental Policies Applicable to the Dividend Strategy II Portfolio and the Select Dividend Growth Portfolio,” with respect to policies on issuing senior securities (no. 1), concentrating investments (no. 2), buying or selling commodities (no. 3), and making loans (no. 5), the Staff comments that it is unaware of a regulatory authority, other than the SEC, that has authority to interpret or modify the 1940 Act. The Staff asks the policies to be clarified.

Response:	The Registrant respectfully declines to make the requested changes, as they are designed to provide flexibility to the extent there are other regulatory authorities in the future that have jurisdiction to interpret or modify the 1940 Act. The policies are not intended to suggest that there is currently any regulatory authority other than the SEC that has the authority to interpret or modify the 1940 Act. The Registrant also notes that courts are among the other authorities having jurisdiction over the Registrant that may interpret the 1940 Act.

The Amendment will become effective automatically on April 30, 2014, pursuant to Rule 485(b) under the Securities Act. Should you have any questions concerning the above, please call the undersigned at 713-831-1312.

Sincerely,

/s/ Louis Ducote
Louis Ducote
Counsel

cc:	Kathleen Fuentes, Esq. Deputy General Counsel and Vice President, SunAmerica Asset Management, LLC

Thomas Peeney, Esq. Assistant General Counsel and Vice President, SunAmerica Asset Management, LLC

Elliot Gluck, Esq., Willkie, Farr & Gallagher, LLP